Exhibit 99.1

ROSETTA GENOMICS LTD.
10 Plaut St., Rabin Science Park
Rehovot, 76706
Israel
Phone number +972-73-222-0700

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held On March 16, 2017

Notice is hereby given that an Extraordinary General Meeting (the “Extraordinary Meeting”) of the shareholders of Rosetta Genomics Ltd. (the “Company”), an Israeli corporation, will be held at the Philadelphia offices of the Company at 3711 Market St. Suite 740, Philadelphia, PA 19104, on March 16 at 10:00 am (ET).

The agenda of the meeting shall be as follows:

1.	To approve the consolidation of the Company’s ordinary shares into a smaller number of shares with a greater nominal (par) value per share and the corresponding amendment to the Company’s articles of association (the “Articles”), all as described in the accompanying proxy statement;
2.	To approve an increase of the Company’s registered (authorized) share capital and the corresponding amendment to the Articles, all as described in the accompanying proxy statement`

The approval of each of Items 1 and 2 requires the affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on the matter.

Only shareholders of record at the close of trading on February 8, 2017, will be entitled to notice of, and to vote at, the Extraordinary Meeting. All shareholders are cordially invited to attend the Extraordinary Meeting in person. Discussion at the Extraordinary Meeting will be commenced if a quorum is present. Two or more shareholders present, personally or by proxy, who hold or represent together more than 25% of the voting rights of our issued share capital will constitute a quorum for the Extraordinary Meeting. If within half an hour from the time scheduled for the Extraordinary Meeting a quorum is not present, the Extraordinary Meeting shall be adjourned to March 23, 2017 at the same time and place. At any such adjourned meeting, any two shareholders present in person or by proxy shall constitute a quorum.

Shareholders who do not expect to attend the Extraordinary Meeting in person may vote by means of a proxy card and are requested to mark, date and sign the enclosed proxy card and return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Joint holders of shares should take note that, pursuant to Article 32 of the Articles, the vote of the senior holder who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order of registration of the joint holders in the Company’s shareholder register. In order to be counted, a duly executed proxy must be delivered to the Company’s registered office at 10 Plaut St., Rabin Science Park, Rehovot, 76706, Israel or to the office of the Company’s transfer agent, American Stock Transfer & Trust Company, LLC located at 6201 15th Avenue, Brooklyn, NY 11219, not less than four (4) hours before the time fixed for the Extraordinary Meeting unless such requirement is waived by the chairman of the Extraordinary Meeting. Shareholders who attend the Extraordinary Meeting may revoke their proxy cards and vote their shares in person.

According to the Israeli Companies Law, 5759-1999 (the “Companies Law”), one or more shareholders who hold at least 1% of the voting rights in the General Meeting may request, within seven (7) days as of the date of this notice, that the Board of Directors include a subject matter on the agenda of the Extraordinary Meeting, provided it is suitable for discussion at a general meeting.

The complete form of the proposed resolutions may be inspected at the offices of the Company at 10 Plaut St., Rabin Science Park, Rehovot, 76706, Israel during normal business hours, upon prior coordination with Ana C. Ward, Executive Vice President — Law & Corporate Development, at +512-913-3893 and on the Company’s website at www.rosettagx.com.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the meeting to the Company’s offices at its above mentioned address, Attention: Ana C. Ward, Executive Vice President — Law & Corporate Development, or by facsimile to +972-73-2220701, no later than March 6, 2017. Any position statement so received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

By order of the Board of Directors,

/s/ Brian A. Markison

Brian A. Markison
Chairman of the Board
February 3, 2017

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PROXY STATEMENT

ROSETTA GENOMICS LTD.
10 Plaut St., Rabin Science Park
Rehovot, 76706
Israel
Phone number +972-73-222-0700

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held On March 16, 2017

The enclosed proxy is being solicited by the board of directors of Rosetta Genomics Ltd. (the “Board” and the “Company”, respectively) for use at our Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”) to be held at the Philadelphia offices of the Company, at 3711 Market St. Suite 740, Philadelphia, PA 19104, on March 16, 2017 at 10:00 am (ET), or at any postponement or adjournment thereof. The record date for determining shareholders entitled to notice of, and to vote at, the Extraordinary Meeting has been established as of the close of trading on February 8, 2017.

As of February 1, 2017, we had outstanding 22,417,444 of our Ordinary Shares, nominal value New Israeli Shekels (“NIS”) 0.6 (the “Ordinary Shares”), each of which is entitled to one vote on each of the matters to be voted at the Extraordinary Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account (other than for quorum purposes).

We expect to solicit proxies by mail and to mail this proxy statement to shareholders on or about February 9, 2017. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners. As of February 3, 2017, these proxy materials have also been filed with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to a Report on a Form 6-K and are available on the Company’s website www.rosettagx.com. In order to be counted, a duly executed proxy must be delivered to the Company’s registered office at 10 Plaut St., Rabin Science Park, Rehovot, 76706, Israel or to the office of the Company’s transfer agent, American Stock Transfer & Trust Company located at 6201 15th Avenue, Brooklyn, NY 11219, not less than four (4) hours before the time fixed for the Extraordinary Meeting,unless such requirement is waived by the chairman of the Extraordinary Meeting.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to each proposal set forth in the accompanying Notice of Extraordinary Meeting of Shareholders (the “Notice of Meeting”), a shareholder may vote in favor of or against the proposal or may abstain from voting on the proposal. Shareholders should specify their choice on the accompanying proxy. If a shareholder signs and returns the proxy card without giving specific instructions with respect to a particular proposal, his shares will be voted in accordance with the recommendation of the Board.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by: (i) giving written notice to us of such revocation; (ii) voting in person at the Extraordinary Meeting or requesting the return of the proxy at the Extraordinary Meeting; or (iii) executing and delivering to us a later-dated proxy.

Discussion at the Extraordinary Meeting will be commenced if a quorum is present. Two or more shareholders present, personally or by proxy, who hold or represent together more than 25% of the voting rights of our issued share capital will constitute a quorum for the Extraordinary Meeting. If within half an hour from the time scheduled for the Extraordinary Meeting a quorum is not present, the Extraordinary Meeting shall be adjourned to March 23, 2017 at the same time and place, without it being necessary to notify the shareholders. At any such adjourned meeting, any two shareholders present in person or by proxy shall constitute a quorum. Shares subject to broker non-votes and abstentions are counted for purposes of determining whether a quorum is present but will have no effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote, as with regard to any applicable matter broker non-votes and abstentions are not counted as being present or as having been voted.

All proposals to be presented at the Extraordinary Meeting require the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to the proposal.

MATTERS RELATING TO THE EXTRAORDINARY MEETING

At the Extraordinary Meeting, the shareholders will be asked to vote on the following proposals:

PROPOSAL ONE — INCREASE AND CONSOLIDATION OF SHARE CAPITAL

Background

The Company’s Ordinary Shares are quoted on the NASDAQ Capital Market under the symbol “ROSG.”.

On October 13, 2016, the Company received a staff deficiency letter from NASDAQ notifying the Company that for the past 30 consecutive business days, the closing bid price per share of the Company's Ordinary Shares had been below the $1.00 minimum bid price requirement for continued listing on the NASDAQ Capital Market, as required by NASDAQ Listing Rule 5550(a)(2) (the “Bid Price Rule”). NASDAQ provided the Company with 180 calendar days, or until April 11, 2017, to regain compliance with the Bid Price Rule. To regain compliance with the Bid Price Rule, the closing bid price of the Ordinary Shares must meet or exceed $1.00 per share for a minimum of ten consecutive business days during the 180 day grace period. If the Ordinary Shares do not regain compliance with the Bid Price Rule during this grace period, the Company may be eligible for an additional grace period of 180 calendar days provided that it satisfies NASDAQ’s initial listing standards for listing on the NASDAQ Capital Market, other than the minimum bid price requirement, and provides written notice to NASDAQ of its intention to cure the delinquency during the second grace period. If the Company does not regain compliance during the initial grace period and is not eligible for an additional grace period, NASDAQ will provide written notice that the Ordinary Shares are subject to delisting from The NASDAQ Capital Market. In that event, the Company may appeal such determination to a hearings panel. The Company is currently not in compliance with certain of the other initial listing standards for the NASDAQ Capital Market required for the additional 180 day grace period.

If the Company fails to regain compliance and its Ordinary Shares are delisted, trading in the Ordinary Shares would be expected to be conducted on the OTC Bulletin Board (“OTCBB”) as long as the Company continues to file reports required by the SEC. The OTCBB is generally considered to be a less efficient market than the NASDAQ Capital Market, and the stock price, as well as the liquidity of the Ordinary Shares, could be adversely affected as a result. Delisting may also negatively impact the Company’s ability to secure additional financing. Accordingly, it is proposed to amend the Company’s Articles and to consolidate the Company’s authorized share capital comprising of 60,000,000 Ordinary Shares with a nominal (par) value of NIS 0.6 each into a smaller number of ordinary share with a higher nominal (par) value, at a ratio of up to 1:12. This consolidation will have the same practical effect for these purposes as a reverse split in the same ratio.

The specific ratio for the consolidation of the authorized share capital that will be brought to the vote of the shareholders at the Extraordinary Meeting shall be determined by the Board and made available to the public on the SEC’s website at http://www.sec.gov not later than 3 days prior to the date of the Extraordinary Meeting. The Company believes that enabling the Board to fix the specific ratio on a later date closer to the date of the Extraordinary Meeting and within the stated range will provide it with the flexibility to implement the consolidation in a manner designed to maximize the anticipated benefits for the Company’s shareholders. The Board’s determination of the ratio may be based on a number of factors, including market conditions, existing and expected trading prices for our ordinary shares and the NASDAQ Capital Market continued listing requirements.

Accordingly, the Board is recommending to shareholders to amend the Company’s Articles by consolidating the 60,000,000 Ordinary Shares in the Company's authorized share capital into a smaller number of ordinary shares with a higher nominal (par) value , at the ratio to be determined by the Board (up to 1:12) and made available to the public prior to the meeting as set forth above (such action, the “Reverse Split”).

Article 4(a) of the Articles will be amended to reflect the number of ordinary shares in our authorized share capital following the Reverse Split and the nominal (par) value in NIS of each ordinary share.

The Board has resolved that subject to shareholder approval of the Reverse Split, pursuant to the terms of Article 7(b) of the Articles, and in order to preclude or remove fractional share holdings following the Reverse Split, to round up any fractional shareholdings to the nearest share number.

According to the terms of the Secured Convertible Debenture issued by the Company on November 29, 2016 (the “Debentures”), in the event of a reverse stock split of the Ordinary Shares, the conversion price of the Debentures shall be reduced to the lesser of (x) the then conversion price, as adjusted, and (y) the average of the two lowest volume weighted average prices of the Company's ordinary shares during the 10 trading days immediately following the reverse stock split, which shall thereafter be the new conversion price. The initial conversion price of the Debentures is $0.50 and according to its terms, under no circumstances will the adjusted conversion price be lower than $0.25.

Additionally, according to the terms of the Warrants issued by the Company on November 29, 2016 (the “Warrants”), in the event of a reverse stock split of the Ordinary Shares, the exercise price of the Warrants shall be reduced to the lesser of (x) the then exercise price, as adjusted, and (y) the average of the two lowest volume weighted average prices of the Company's ordinary shares during the 10 trading days immediately following the reverse stock split, which shall thereafter be the new exercise price. The initial exercise price of the Warrants is $0.85.

In the event that our Ordinary Shares will regain compliance with the Bid Price Rule during the initial 180 days grace period or if we will be eligible for an additional grace period of 180 calendar days, the Board may postpone or call off the Extraordinary Meeting or remove this proposal from the Extraordinary Meeting's agenda.

IT IS PROPOSED THAT THE FOLLOWING RESOLUTIONS BE ADOPTED AT THE EXTRAORDINARY MEETING:

(1)	To consolidate the registered (authorized) share capital of the Company of NIS 36,000,000 divided into 60,000,000 Ordinary Shares with a nominal (par) value of NIS 0.6 each into a smaller number of ordinary shares with a higher nominal (par) value, at the ratio to be determined by the Board and made available to the public on the SEC’s website at http://www.sec.gov not later than 3 days prior to the date of the Extraordinary Meeting.
(2)	That Article 4(a) of the Company’s Articles of Association be amended to reflect the number of ordinary shares in our authorized share capital following the Reverse Split and the nominal (par) value in NIS of each ordinary share.

An affirmative vote of a majority of the shares represented and voting at the Extraordinary Meeting in person or by proxy is required for the approval of such resolutions.

Board Recommendation:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF THE PROPOSED RESOLUTION.

PROPOSAL TWO — INCREASE OF SHARE CAPITAL

Background

As of February 1, 2017, (prior to the Reverse Split proposed to be approved by the shareholders under Proposal One above) the registered (authorized) share capital of the Company was NIS 36,000,000 divided into 60,000,000 Ordinary Shares, nominal (par) value NIS 0.6 each, and the Company’s outstanding share capital was 22,417,444 Ordinary Shares. In addition, as of such date the Company had outstanding approximately 12,250,399 warrants exercisable into approximately 12,250,399 Ordinary Shares, convertible debentures for which 17,010,000 Ordinary Shares are reserved, and options to purchase approximately 2,145,988 Ordinary Shares that have been awarded under the Company’s incentive plans and an additional 158,479 Ordinary Shares are available for future grants under such plans.

In order to provide the Company with flexibility in raising capital in the future to fund its ongoing activities and to have enough authorized and unreserved ordinary shares available to cover the issuance of shares issuable upon conversion or exercise of all the outstanding warrants, options and convertible debt, it is proposed to increase the Company’s registered (authorized) share capital by NIS 18,000,000 (the “Capital Increase”). As a result, following such Capital Increase, the registered (authorized) share capital of the Company will be NIS 54,000,000 divided into ordinary shares with such nominal value as shall be determined in the Reverse Split (assuming Proposal 1 is approved). If Proposal 1 is not approved or if the Board determines to remove Proposal One from the Extraordinary Meeting's agenda, and if this Proposal Two is approved, the registered (authorized) share capital of the Company will be NIS 54,000,000 divided into 90,000,000 Ordinary Shares, nominal (par) value NIS 0.6 each.

Accordingly, the Board is recommending to shareholders to approve the Capital Increase and to amend the Articles to reflect such Capital Increase.

IT IS PROPOSED THAT THE FOLLOWING RESOLUTIONS BE ADOPTED AT THE EXTRAORDINARY MEETING:

(1)	That the registered (authorized) share capital of the Company be increased by NIS 18,000,000, so that following such increase, the registered (authorized) share capital of the Company will be NIS 54,000,000.
(2)	That Article 4(a) of the Company’s Articles of Association shall be amended to reflect the registered (authorized) share capital of the Company following the Capital Increase.

An affirmative vote of a majority of the shares represented and voting at the Extraordinary Meeting in person or by proxy is required for the approval of such resolution.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF THE PROPOSED RESOLUTIONS.

The complete form of the proposed resolutions may be inspected at the Company’s registered office at 10 Plaut St., Rabin Science Park, Rehovot, 76706, Israel, during normal business hours, upon prior coordination with Ana C. Ward, Executive Vice President — Law & Corporate Development, at 512-913-3893 and on the Company’s website www.rosettagx.com.

In accordance with the Israeli Companies Law, 5759-1999, and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the meeting to the Company’s offices at its above mentioned address, Attention: Ana C. Ward, Executive Vice President — Law & Corporate Development, or by facsimile to +972-73-222-0701, no later than March 6, 2017. Any position statement so received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

The Company’s Board of Directors may send position statements in response to shareholder’s position statements no later than March 11, 2017.

It should be noted that following the date hereof, the agenda of the Extraordinary Meeting may be altered, including the adding of items to the agenda, and position statements may be published. The updated agenda and position statements will be made available to the public on the SEC’s website at http://www.sec.gov.

The final date on which the Company may submit a revised Proxy Statement following the adding of items to the agenda at the request of a shareholder is February 18, 2017.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers and fulfill these requirements by filing reports with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about the SEC’s public reference room. Our SEC filings are also available to the public at the SEC’s website at www.sec.gov and through the “Investors — SEC Filing” section of our website at www.rosettagx.com.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The filing of the Notice of Meeting and this proxy statement as an exhibit to a Report on Form 6-K with the SEC should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

OTHER MATTERS

As of the date of this proxy statement we are not aware of any other matters to be presented at the Extraordinary Meeting. However, if any other matters requiring the vote of the shareholders arises at the meeting, the persons named as proxy holders may use their discretion to vote on the matters in accordance with their best judgment as they deem advisable.

By order of the Board of Directors,

/s/ Brian A. Markison

Brian A. Markison
Chairman of the Board

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

ROSETTA GENOMICS LTD.

Company no. 51-292138-8

10 Plaut St., Rabin Science Park
Rehovot, 7670609
Israel
Phone number +972-73-222-0700

Date of Extraordinary General Meeting – March 16, 2017

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL

The notice of meeting, proxy statement and proxy card
are available at www.rosettagx.com

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

The record date for determining the shareholders entitled to vote at the Extraordinary General Meeting:
The close of trading on February 8, 2017

Please detach along perforated line and mail in the envelope provided

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE PROPOSALS
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE

		FOR	AGAINST	ABSTAIN
THIS PROXY WILL BE VOTED AS DIRECTED OR, IF NO SPECIFIC INSTRUCTION IS GIVEN WITH RESPECT TO THE MATTER TO BE ACTED ON - THE SHARES REPRESENTED BY A SIGNED PROXY CARD WILL BE VOTED FOR EACH PROPOSAL IN ACCORDANCEWITH THE RECOMMENDATION OF THE BOARD.	1. To approve the consolidation of the Company's ordinary shares into a smaller number of shares with a greater nominal (par) value per share and the corresponding amendment to the Company's articles of association (the "Articles"), all as described in the accompanying proxy statement.	☐	☐	☐
Please sign, date and promptly return this proxy in the enclosed return envelope, which is postage prepaid if mailed in the United States.	2. To approve an increase of the Company's registered (authorized) share capital and the corresponding amendment to the Articles, all as described in the accompanying proxy statement.	☐	☐	☐

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Dated:____, 2017

Signature :____

____

ROSETTA GENOMICS LTD.

For the Extraordinary General Meeting of Shareholders

To Be Held on March 16, 2017

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Rosetta Genomics Ltd. (the "Company") hereby appoints Ana C. Ward of the Company, with full power of substitution, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated on the reverse side, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Extraordinary General Meeting of Shareholders of the Company to be held at the Philadelphia offices of the Company, 3711 Market St. Suite 740, Philadelphia, PA 19104, on March 16, 2017 at 10:00 a.m. (ET) and all adjournments and postponements thereof.

The undersigned hereby acknowledges receipt of the Notice of Extraordinary General Meeting and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that the proxy or their substitutes may lawfully do by virtue hereof.

This proxy when properly executed will be voted in accordance with the manner directed herein by the undersigned shareholder.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)